UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

Webco Industries, Inc.

(Name of the Issuer)

Webco Industries, Inc.
F. William Weber
Dana S. Weber
(Name of Person(s) Filing Statement)

Common Stock, par value $.01 per share
(Title of Class of Securities)

947621108
(CUSIP Number of Class of Securities)

F. William Weber
Webco Industries, Inc.
9101 West 21st Street
Sand Springs, Oklahoma 74063
(918) 241-1000
(Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

With a copy to:

Arnold S. Jacobs, Esq.
Proskauer Rose LLP
1585 Broadway
New York, New York 10036

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A (§§240.14a-1 through 240.14b-2), Regulation 14C (§§240.14c-1 through 240.14c-101) or Rule 13e-3(c) (§240.13e-3(c)) under the Securities Exchange Act of 1934 (the “Act”).
b.	☐	The filing of a registration statement under the Securities Act of 1933.
c.	☐	A tender offer.
d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
$1,040,000*	$131.77

*Calculated solely for purposes of determining the filing fee. The transaction valuation assumes the payment for 160,000 shares of common stock of the subject company at $6.50 per share in cash.

Check the box if any part of the fee is offset as provided by §240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing. ☒

Amount Previously Paid: $252.77 Form or Registration No.: Schedule 13E-3 (5-48729)	Filing Party: Webco Industries, Inc. Date Filed: August 4, 2004

EXPLANATORY NOTE

     This Rule 13e-3 Transaction Statement is being filed concurrently with the filing of a preliminary proxy statement pursuant to Regulation 14A under the Securities Exchange Act of 1934 (the “Proxy Statement”). The information contained in the Proxy Statement, including all annexes thereto, is hereby expressly incorporated herein by reference. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 (this “Schedule”) shall have the meanings given to them in the Proxy Statement.

Item 1. Summary Term Sheet.

     The section entitled “Summary Term Sheet” set forth in the Proxy Statement is incorporated herein by reference.

Item 2. Subject Company Information.

     (a) Name and Address. The name of the subject company is Webco Industries, Inc., an Oklahoma corporation (the “Company”). The Company’s principal executive offices are located at 9101 West 21st Street, Sand Springs, Oklahoma 74063. The Company’s telephone number is (918) 241-1000.

     (b) Securities. The subject class of equity securities to which this Schedule relates is the Company’s common stock, par value $.01 per share (the “Common Stock”), of which 7,081,723 shares were outstanding as of October 1, 2004.

     (c) Trading, Market and Prices. The information set forth in the Proxy Statement under “Financial Information—Market Prices of the Common Stock” is incorporated herein by reference.

     (d) Dividends. The information set forth in the Proxy Statement under “Financial Information—Dividends” is incorporated herein by reference.

     (e) Prior Public Offerings. The Company has not made an underwritten public offering of the Common Stock for cash during the three years preceding the date of the filing of this Schedule.

     (f) Prior Stock Purchases. The Company has not purchased any Common Stock during the two years preceding the date of the filing of this Schedule.

Item 3. Identity and Background of Filing Person.

     (a) Name and Address, (b) Business and Background of Entities and (c) Business and Background of Natural Persons. The filing persons are the Company, F. William Weber (Chairman of the Board and Chief Executive Officer of the Company) and Dana S. Weber (Vice Chairman and Chief Operating Officer of the Company). The information set forth in Item 2(a) above and in the Proxy Statement under “Management of Webco—Directors” and “Management of Webco—Executive Officers Who Are Not Directors” is incorporated herein by reference. All directors and executive officers are United States citizens.

     During the last five years, neither the Company nor, to its knowledge, any of its directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) as a result of which any such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

Item 4. Terms of the Transaction.

     (a) Material Terms. The information set forth in the Proxy Statement under “Summary Term Sheet,” “Special Factors—Purpose of the Transaction,” “Special Factors—Reasons and Benefits of the Transaction,” “Special Factors—Background of the Transaction,” “Special Factors—Material Federal Income Tax Consequences,” “Proposals to Amend Webco’s Certificate of Incorporation” and “The Special Meeting —Vote Required” is incorporated herein by reference.

     (b) [Reserved]

     (c) Different Terms. The information set forth in the Proxy Statement under “Special Factors—Effect of Transaction on Stockholders,” “Special Factors—Effect of Transaction on Option Holders” and “Special Factors—Effect of Transaction on 401(k) Plan Participants” is incorporated herein by reference.

     (d) Appraisal Rights. The information set forth in the Proxy Statement under “Special Factors—No Dissenters’ Rights; Escheat Laws” is incorporated herein by reference.

     (e) Provisions for Unaffiliated Security Holders. The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to the Company’s corporate files or to obtain counsel or appraisal services at the Company’s expense.

     (f) Eligibility for Listing or Trading. The information set forth in the Proxy Statement under “Special Factors—Purpose of the Transaction” “Special Factors—Effect of the Transaction on Webco” and “Special Factors—Conduct of Webco’s Business After the Transaction” is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (a) Transactions. The information set forth in the Proxy Statement under “Management of Webco—Certain Transactions” is incorporated herein by reference.

     (b) Significant Corporate Events. Not applicable.

     (c) Negotiations or Contacts. Not applicable.

     (d) [Reserved]

     (e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under “Special Factors—Effect of the Transaction on Option Holders,” “Special Factors—Effect of the Transaction on 401(k) Plan Participants,” “The Special Meeting—Vote Required” and “Management of Webco—Certain Transactions” is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a) Use of Securities Acquired. Not applicable as to the fractional shares resulting from the proposed reverse/forward split, which will not be issued and the holders of which will be entitled to receive $6.50 per pre-split share. Shares to be acquired from the Company’s 401(k) plan will be kept in the Company’s treasury and thereafter may be reissued or retired.

     (b) [Reserved]

     (c) Plans. The information set forth in the Proxy Statement under “Summary Term Sheet,” Special Factors—Effects of the Transaction on Webco,” “Special Factors—Conduct of Webco’s Business after the Transaction,” “Financial Information—Dividends” and “Management of Webco—Executive Officers who are not Directors” is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

     (a) Purposes. The information set forth in the Proxy Statement under “Special Factors—Purpose of the Transaction,” “Special Factors—Reasons for and Benefits of the Transaction” and “Special Factors—Background of the Transaction” is incorporated herein by reference.

     (b) Alternatives. The information set forth in the Proxy Statement under “Special Factors—Alternatives Considered” is incorporated herein by reference.

     (c) Reasons. The information set forth in the Proxy Statement under “Special Factors—Purpose of the Transaction” and “Special Factors—Reasons for and Benefits of the Transaction” is incorporated herein by reference.

     (d) Effects. The following information is incorporated by reference to the Proxy Statement: “Special Factors—Purpose of the Transaction,” “Special Factors—Reasons for and Benefits of the Transaction,” “Special Factors—Disadvantages of the Transaction,” “Special Factors—Effect of the Transaction on Webco,” “Special Factors—Effect of the Transaction on Stockholders,” “Special Factors—Effect of the Transaction on Option Holders,” “Special Factors—Effect of the Transaction on 401(k) Plan Participants” and “Special Factors—Material Federal Income Tax Consequences.”

Item 8. Fairness of the Transaction.

     (a) Fairness and (b) Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under “Special Factors—Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

     (c) Approval of Security Holders. The information set forth in the Proxy Statement under “Summary Term Sheet—Special Factors—Approval of Security Holders” and “The Special Meeting—Vote Required” is incorporated herein by reference.

     (d) Unaffiliated Representatives. The information set forth in the Proxy Statement under “Special Factors—Background of the Transaction” is incorporated herein by reference.

     (e) Approval of Directors. The information set forth in the Proxy Statement under “Special Factors—Recommendation of the Board; Fairness of the Transaction” is incorporated herein by reference.

     (f) Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations.

     (a) Report, Opinion or Appraisals and (b) Preparer and Summary of the Report. The information set forth in the Proxy Statement under “Special Factors—Background of the Transaction” and “Special Factors—Opinion and Report of Southwest Securities” is incorporated herein by reference.

     (b) [Reserved]

     (c) Availability of Documents. The full text of the fairness opinion of Southwest Securities, Inc., dated November 3, 2004, is attached as Appendix A to the Proxy Statement. A presentation dated November 3, 2004, to the Board of Directors of the Company is attached as Exhibit (c)(3)(B). A presentation, dated July 23, 2004, to the Board of Directors of the Company by Hoak Breedlove Wesneski & Co. is attached as Exhibit (c)(1)(A) hereto. A presentation, dated June 24, 2004, to the Board of Directors of the Company by Hoak Breedlove Wesneski & Co. is attached as Exhibit (c)(1)(B) hereto. A presentation, dated April 30, 2004, to the Board of Directors of the Company by Benedetto, Gartland & Company, Inc. is attached as Exhibit (c)(2) hereto. The fairness opinion and presentation of Southwest Securities, Inc. and the presentations of Benedetto, Gartland & Company, Inc. and Hoak Breedlove Wesneski & Co. are also available for inspection and copying at the Company’s principal executive offices, 9101 West 21st Street, Sand Springs, Oklahoma.

Item 10. Source and Amounts of Funds or Other Consideration.

     (a) Source of Funds, (b) Conditions, (c) Expenses and (d) Borrowed Funds. The information set forth in the Proxy Statement under “Special Factors—Source of Funds; Financing of the Transaction” is incorporated herein by reference. The Loan and Security Agreement, dated as of October 15, 2004, among the Company, Bank One, NA, the Lenders party thereto from time to time and J.P. Morgan Securities Inc. is attached as Exhibit (b) hereto.

Item 11. Interest in Securities of the Subject Company.

     (a) Securities Ownership. The information set forth in the Proxy Statement under “Special Factors—Source of Funds; Financing of the Transaction” and “Security Ownership of Certain Beneficial Owners” is incorporated herein by reference.

     (b) Securities Transactions. The Company has not and to the best of the Company’s knowledge, none of its directors or executive officers has, effected any transaction in the Common Stock during the 60 days preceding the date of filing this Schedule.

Item 12. The Solicitation or Recommendation.

     (a), (b) and (c) [Reserved]

     (d) Intent to Tender or Vote in a Going Private Transaction and (e) Recommendations of Others. The information set forth in the Proxy Statement under “Special Factors—Purpose of the Transaction,” “Special Factors—Reasons for and Benefits of the Transaction,” “Special Factors—Alternatives Considered,” “Special Factors—Recommendation of the Board; Fairness of the Transaction,” “The Special Meeting—Vote Required,” and “The Special Meeting—Recommendation of the Board of Directors” is incorporated herein by reference.

Item 13. Financial Statements.

     (a) Financial Information. The audited financial statements are incorporated by reference in the proxy statement from the Company’s Annual Report on Form 10-K for the year ended July 31, 2004, which is annexed to the Proxy Statement. The information set forth in the Proxy Statement under “Summary Term Sheet—Selected Per Share Financial Information,” “Financial Information—Selected Historical Financial Information,” “Other Information—Incorporation by Reference” and “Other Information—Where You Can Find More Information” is incorporated herein by reference.

     (b) Pro forma Information. The information set forth in the Proxy Statement under “Financial Information—Pro Forma Consolidated Financial Statements (Unaudited)” is incorporated herein by reference.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

     (a) Solicitation or Recommendation and (b) Employees and Corporate Assets. The information set forth in the Proxy Statement under “The Special Meeting—Solicitation of Proxies” is incorporated herein by reference.

Item 15. Additional Information.

     The information contained in the Proxy Statement, including all appendices attached thereto, is incorporated herein by reference.

Item 16. Exhibits.

EXHIBIT INDEX

(a)(2)	Press release issued by the Company on June 25, 2004 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated June 29, 2004)

(a)(3)	Press release issued by the Company on October 19, 2004 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated October 19, 2004)

(a)(4)	Current Report on Form 8-K, dated October 22, 2004 (incorporated by reference herein)

(a)(5)	Press release issued by the Company on November 4, 2004 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, dated November 4, 2004, as amended by the Company’s Current Report on Form 8-K, dated November 10, 2004)

(a)(6)	Preliminary Proxy Statement of the Company (incorporated by reference to the Schedule 14A filed by the Company on November 12, 2004)

(b)	Loan and Security Agreement, dated as of October 15, 2004, among the Company, Bank One, NA, the Lenders party thereto from time to time and J.P. Morgan Securities Inc. (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K, dated October 19, 2004)

(c)(1)(A)	Presentation, dated July 23, 2004, to the Board of Directors of the Company by Hoak Breedlove Wesneski & Co.*

(c)(1)(B)	Presentation, dated June 24, 2004, to the Board of Directors of the Company by Hoak Breedlove Wesneski & Co.*

(c)(2)	Presentation, dated April 30, 2004, to the Board of Directors of the Company by Benedetto, Gartland & Company, Inc.*

(c)(3)(A)	Fairness Opinion of Southwest Securities, Inc., dated November 3, 2004 (included as Appendix A to the Company’s Preliminary Proxy Statement filed as part of the Schedule 14A included in Exhibit (a)(6) of this Schedule 13E-3)

(c)(3)(B)	Presentation, dated November 3, 2004, to the Board of Directors of the Company by Southwest Securities, Inc.

*Previously filed

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Webco Industries, Inc.

By /s/ F. William Weber

F. William Weber, Chairman of the Board of Directors and Chief Executive Officer

/s/ F. William Weber

F. William Weber

/s/ Dana Weber

Dana Weber

Dated: November 12, 2004